DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500[redacted] Heerlen, The Netherlands
Telephone (3[redacted]
Internet: www
E-mail : med

DSM

39E

Heerlen (NL), 6 July 2007

DSM - Repurchase and cancellation of shares (week 27)

Royal DSM N.V. has repurchased 569,782 of its own shares in the period from 28 June 2007 up to and including 4 July 2007 at an average price of EUR 36.66. This is in accordance with the second phase of the share buyback program, announced on 27 April 2007. The consideration of this repurchase was EUR 20.9 million.

The total number of shares repurchased under the second phase of this program to date is 7,129,025 shares for a total consideration of EUR 259.7 million.

As resolved in the Annual General Meeting of Shareholders, held on March 28, 2007, the shares that are bought back thus far will be cancelled. Monday, 2 July 2007, the required process to cancel 6,700,000 of these shares was initiated. The remainder of shares, bought during the second phase, will be cancelled after completion of the program.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

dlw 7/20

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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